UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934 (Amendment No. __)

Arrowhead Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

042797209
(CUSIP Number)

David Ellam Chief Financial Officer Silence Therapeutics Plc 72 Hammersmith Road London W14 8TH United Kingdom +44 (0)20 3457 6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	042797209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Silence Therapeutics Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,790,202
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
2,790,202
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,790,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1. Security and Issuer

On January 13, 2017, Silence Therapeutics Plc (the “Reporting Person”) filed a Schedule 13D (the “Initial Schedule”) to report its acquisition of more than 5% of the common stock, par value $0.001 per share (the “Common Stock”) of Arrowhead Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 225 S. Lake Avenue, Suite 1050, Pasadena, California 91101. The purpose of this Schedule 13D/A1 is to amend the Initial Schedule to (i) report a reduction in the Reporting Person’s ownership of the Common Stock and (ii) to amend the Reporting Person’s statement of intentions with respect to its ownership of the Common Stock to reflect its determination that it may be advantageous to liquidate portions or all of its holdings of Common Stock from time to time in an orderly manner consistent with prudent management of its investment.

Item 2. Identity and Background

(a)	This Schedule 13D/A1 is being filed by Silence Therapeutics Plc (the “Reporting Person”).
(b)	The principal business address of the Reporting Person is 72 Hammersmith Road, London W14 8TH, United Kingdom.
(c)	The Reporting Person is a biotechnology company focused on the discovery, delivery and development of novel RNA therapeutics for the treatment of serious diseases with unmet medical need.
(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.
(e)	During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a public limited company organized under the laws of England and Wales.

Item 3. Source and Amount of Funds or Other Considerations

The Reporting Person’s original purchases of Common Stock reported in the Initial Schedule were made using funds from the working capital of the Reporting Person. A total of $11.3 million was paid to acquire the 6,831,359 shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock of the Issuer in order to facilitate discussions regarding a possible transaction with the Issuer, which could have included, but was not limited to, product licensing, R&D collaboration, technology sharing or a potential corporate transaction.  The Reporting Person has determined it may be advantageous to liquidate portions or all of its holdings of Common Stock from time to time in an orderly manner consistent with prudent management of its investment.

Item 5. Interest in Securities of the Issuer

(a)	As of December 8, 2017, the Reporting Person directly owns 2,790,202 shares of the Issuer’s Common Stock. The Reporting Person sold 4,041,157 shares of the Issuer’s Common Stock in a series of open market transactions between October 19, 2017 and December 8, 2017.
(b)	The Reporting Person has sole voting and dispositive power with respect to the 2,790,202 shares of the Issuer’s Common Stock referred to in Item 5(a).
(c)	During the 60 days prior to the date hereof, the Reporting Person effected the following transactions:

Date of Transaction	Nature of Transaction	Quantity of Shares	Price per Share
10/19/2017	Sale	56,112	$ 4.0082
10/20/2017	Sale	5,400	$ 4.0017
11/17/2017	Sale	71,746	$ 3.7084
11/20/2017	Sale	87,143	$ 3.7008
11/21/2017	Sale	56,478	$ 3.6568
11/22/2017	Sale	110,733	$ 3.6597
11/24/2017	Sale	48,116	$ 3.7045
11/27/2017	Sale	310,000	$ 3.8097
11/29/2017	Sale	690,140	$ 3.7513
11/30/2017	Sale	413,000	$ 3.5023
12/1/2017	Sale	187,178	$ 3.5072
12/1/2017	Sale	21,723	$ 3.5064
12/6/2017	Sale	746,160	$ 3.5355
12/7/2017	Sale	1,110,234	$ 3.6334
12/8/2017	Sale	126,994	$ 3.4603

(d)

No person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares of Common Stock referred to in Item 5(a).

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2017
Dated

/s/ David Ellam
Signature
David Ellam, Chief Financial Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).